Exhibit 99.1

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

Antelope Enterprise Holdings Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (the “HFCAA”).

During its fiscal year 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC with an audit report issued by Centurion ZD CPA & Co., a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Centurion ZD CPA & Co. is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Centurion ZD CPA & Co., until December 2022 when the PCAOB vacated its previous determination. Our current auditor ARK PRO CPA & CO for the years ended December 31, 2023 is not on such list of the firms that PCAOB was not able to inspect or investigate. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Mr. Weilai Zhang, the Chief Executive Officer and the Chairman of the Company, beneficially owned (determined in accordance with the SEC rules) 48,907 Class A ordinary shares and 2,005,497 Class B ordinary shares, representing 85.49% of the Company’s aggregate voting power as of May 6, 2024.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of May 6, 2024, other than Mr. Lucia Hu and Seener Enterprise Limited. Mr. Hu beneficially owned 6.90% of the Company’s outstanding Class A ordinary shares, representing 1.01% of the Company’s aggregate voting power as of May 6, 2024. Seener Enterprise Limited beneficially owned 13.92% of the Company’s outstanding Class A ordinary shares, representing 2.03% of the Company’s aggregate voting power as of May 6, 2024. The following is an excerpt of the relevant disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2023 regarding the beneficial ownership of Seener Enterprise Limited: “The business address for Seener Enterprise Limited is 3rd Floor, Johnson`s Ghut, Tortola, British Virgin Islands. The sole director and shareholder of Seener Enterprise Limited is Di Wu, an employee and director of AEHL US, a wholly owned subsidiary of our company.”

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Weilai Zhang, Hen Man Edmund, Ishak Han, Chungen Song, Dian Zhang, Huashu Yuan, Tingting Zhang, Xiaoying Song, Junjie Dong and Houyou Zhang, and none of such persons is a representative of any government entity in the People’s Republic of China.

Based on the above, the Company is not owned or controlled by a government entity in China.

Dated: May 10, 2024

Antelope Enterprise Holdings Ltd.

By:	/s/ Weilai Zhang
Name:	Weilai Zhang
Title:	Chief Executive Officer